novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

2004-03-18

04010915

PROCESSING
RECEIVED
MAR 24 2004
SEC MAIL SECTION
181
WASH., D.C.

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b). Press releases nos. 15-17 of February, and 18-26 incl. of March, 2004.

Yours sincerely

Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79
+45 44 42 10 02 fax

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

3/29

novozymes®

Stock exchange announcement

March 18, 2004

Annual meeting of shareholders of Novozymes A/S

The annual meeting of shareholders of Novozymes A/S was held yesterday. The annual meeting adopted the report on the company's activities over the last financial year.

The annual meeting also approved the following items:

- the audited annual report, including the resolution on discharge of the Executive Management and Board of Directors

- a resolution on application of profits in accordance with the approved accounts (annual report), subject to payment of a dividend of DKK 3.15 per DKK 10 share

- re-election of PricewaterhouseCoopers and Ernst & Young Statsautoriseret Revisionsaktieselskab as the company's auditors

- content-related and editorial amendments to the Articles of Association:

    - amendments to the company's purposes
    - reduction of the share capital
    - possibility of electronic communication between the company and its shareholders
    - deletion of the clause concerning 'merger' with another company
    - amendment to the term of office for board members
    - other amendments

- re-election of the current Board of Directors

- authorisation for the Board of Directors, in the period up to the next annual meeting of shareholders, to allow the company to purchase own shares to a value of 10% of the share capital at the share price prevailing on the purchase date, with a deviation of up to 10%, cf. Section 48 of the Danish Companies Act.

Novozymes A/S Stakeholder Communications 2004-11286-01
Krogshojvej 36 2880 Bagsvaerd Denmark
Tel.: +45 8824 9999 Fax: +45 4442 1002
Internet: www.novozymes.com CVR no.: 10 00 71 27

Henrik Gürtler, chairman of the Board of Directors, made the following comments in his verbal report:

"After more than three years, Novozymes is still a young company but no longer a total newcomer. We can look back with pride on the period since Novozymes' stock exchange listing in 2000, i.e. a good three years. Novozymes has demonstrated growth and sound business from the start, as well as launching new initiatives and business areas.

And 2003 was no exception: once again we saw a particularly good development in the business, despite challenges such as falling exchange rates. We have also come a long way in terms of the company's environmental and social responsibility."

Composition of the Board of Directors

The officers and members of the Board of Directors are as follows :

Henrik Gürtler, CEO, Novo A/S (chairman)
Kurt Anker Nielsen, Director, Novozymes A/S (deputy chairman)
Paul Petter Aas, Senior Vice President, Norsk Hydro ASA, Norway
Arne Hansen, Production Operator (employee representative)
Jerker Hartwall, CEO, Karlshamns AB, Sweden
Lars Bo Køppler, Technician (employee representative)
Ulla Morin, Laboratory Technician (employee representative)
Walther Thygesen, General Manager and Regional Vice President, Hewlett-Packard
Hans Werdelin, Director

Contact

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Stock exchange announcement

March 15, 2004

Novozymes A/S

Holding of Novozymes shares by insiders – (Status 1, 2004)

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per Dec. 19, 2003	Holding of shares Nos. As per Mar. 15, 2004	Market value of the total shareholding DKK As per Mar. 15, 2004
Board of Directors	15,735	11,615	2,903,750
Management	85,464	34,524	8,631,000
All insiders, Total	133,511	84,518	21,129,500

Contact persons

Press and media:

Eva Louise Holm Petersen

Tel. (direct): +45 4442 3338

Ally Larsen

Tel. (direct): +45 4443 6617

Equity analysts and investors:

Michael Steen-Knudsen

Tel. (direct): +45 4442 6048

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
2004-12673-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

March 12, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 22, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	March 11, 2004	-560	DKK 1,414,880	84,501	DKK 21,294,252

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications

Krogshojvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

March 11, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 21, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	March 9, 2004	-160	DKK 695,692	85,061	DKK 21,775,616

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

March 10, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 20, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	March 8, 2004	-8,020	DKK 2,550,300	85,221	DKK 21,987,018

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

March 9, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 19, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	March 5, 2004	4,953	DKK 3,358,276	93,371	DKK 24,043,032

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

novozymes®

March 5, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 18, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	March 4, 2004	-16,660	DKK 4,396,060	88,418	DKK 23,165,516

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark

Phone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

March 3, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 17, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	March 3, 2004	0	DKK 404,094	105,178	DKK 26,452,267

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

March 2, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 16, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	March 1, 2004	-20	DKK 2.985,000	105,178	DKK 26,294,500

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

February 27, 2004

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 15, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 25, 2004	-300	DKK 141,500	105,198	DKK 25,615,713

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

February 26, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 14, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 24, 2004	0	DKK 97,300	105,498	DKK 25,425,018

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

February 24, 2004

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 13, 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following:

ISIN	Trading date	Number of shares traded, net	Market value of number of shares traded, net	Total number of shares held by insiders	Market value of shares held by insiders
DK0010272129	February 23, 2004	+500	DKK 50,500	105,498	DKK 25,425,018

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Ally Larsen
Tel. (direct): +45 4443 6617

Equity analysts and investors:

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 3,900 people in 30 countries.Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Stakeholder Communications
Krogshojvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27